Exhibit 99.1

Form 51-102F3

MATERIAL CHANGE REPORT

Section 7.1 of National Instrument 51-102

Continuous Disclosure Obligations

ITEM 1:	NAME AND ADDRESS OF COMPANY

Barrick Gold Corporation (“Barrick”)

Brookfield Place, TD Canada Trust Tower

Suite 3700, 161 Bay Street, P.O. Box 212

Toronto, Ontario M5J 2S1

ITEM 2:	DATE OF MATERIAL CHANGE

May 8, 2013

ITEM 3:	NEWS RELEASE

A press release was issued by Barrick on May 8, 2013 and a copy of the press release is attached hereto.

ITEM 4:	SUMMARY OF MATERIAL CHANGE

Barrick announced on May 8, 2013, that Pueblo Viejo Dominicana Corporation (“PVDC”) had reached an agreement in principle with the Government of the Dominican Republic (the “Government”) concerning amendments to the Pueblo Viejo Special Lease Agreement (the “SLA”). The Pueblo Viejo mine is operated by PVDC, which is jointly owned by Barrick (60%) and Goldcorp Inc. (“Goldcorp”) (40%).

If the proposed amendments become effective and binding, revenues to the Government will be increased and brought forward via a number of proposed changes. It is anticipated that there will be an approximate 50/50 split of the expected cash flows from the mine between PVDC and the Government over the years 2013-2016. This would result in tax revenues to the Government of approximately US$2.2 billion over this period at a gold price of US$1,600 per ounce. The economic benefit of these potential changes over the life of the mine to the Government is approximately US$1.5 billion (net present value at a discount rate of 5% and assuming a gold price of US$1,600 per ounce).

The proposed amendments are subject to negotiation of a definitive agreement, which will require the approval of each of the Boards of Directors of Barrick and Goldcorp along with the lenders who provided project financing in respect of Pueblo Viejo. Any definitive agreement will also be subject to approval by the Congress of the Dominican Republic. The SLA will continue in full force and effect according to its present terms unless and until a definitive agreement is fully executed and approved.

ITEM 5	FULL DESCRIPTION OF MATERIAL CHANGE

The SLA governs the development and operation of the Pueblo Viejo mine. The agreement came into force in July 2003 following negotiations between the Government and PVDC (then known as Placer Dome Dominicana Corporation), an affiliate of Placer Dome Inc. (“Placer Dome”). In February 2006, Barrick acquired Placer Dome and in May 2006 amalgamated the companies. At the same time, Barrick sold a 40% stake in the Pueblo Viejo project to Goldcorp. In 2009, the Government and PVDC agreed to amend the terms of the SLA. The amendment became effective on November 13, 2009 following its ratification by the Dominican National Congress.

The SLA now in effect with respect to the Pueblo Viejo mine obligates PVDC to make the following payments to the Government: a Net Smelter Return Royalty (“NSR”) of 3.2% of market value; a Net Profits Tax (“NPI”) of 28.75%, payable after the mine achieves a 10% internal rate of return on PVDC’s initial capital investment; a 25% corporate income tax; a withholding tax on interest paid on loans and on payments abroad; and certain fixed payments due upon achieving certain milestones. The Pueblo Viejo mine achieved commercial production in January 2013 and the mine is expected to ramp up to full capacity in the second half of 2013.

In recent months, the President of the Dominican Republic and certain members of the Dominican Congress, including the President of the House of Deputies, had expressed a desire to accelerate and increase the benefits that the Government will derive from the Pueblo Viejo mine under the SLA. Barrick, while fully reserving its rights under the SLA, which cannot be unilaterally altered, engaged in dialogue with representatives of the Government in an effort to achieve a mutually acceptable outcome.

On May 8, 2013, Barrick announced that PVDC reached an agreement in principle with the Government concerning amendments to the SLA. If the proposed amendments become effective and binding, revenues to the Government will be increased and brought forward via a number of proposed changes. To achieve this objective, amendments to the SLA, which will be mutually agreed upon by the parties, would include items such as the following:

•	elimination of the 10% internal rate of return embedded in the initial capital investment for the purposes of the NPI;

•	an extension of the period over which PVDC will recover its capital investment;

•	a delay of application of NPI deductions; and

•	a reduction in depreciation rates.

The agreement in principle also establishes a graduated minimum tax. The tax will be adjusted up or down based on metal prices. The annual minimum tax rate will be reset every three years and will be equivalent to 90% of the taxes that would have been payable by PVDC over the same period. The details for the implementation of the minimum tax are to be mutually determined by the parties.

All other terms of the SLA now in effect with respect to the Pueblo Viejo mine, including the 3.2% NSR, 28.75% NPI and 25% corporate income tax, would remain unchanged.

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Based on the proposed amendments, it is anticipated that there will be an approximate 50/50 split of the expected cash flows from the mine between PVDC and the Government over the years 2013-2016. This would result in tax revenues to the Government of approximately US$2.2 billion over this period at a gold price of US$1,600 per ounce.

The economic benefit of these potential changes over the life of the mine to the Government is approximately US$1.5 billion (net present value at a discount rate of 5% and assuming a gold price of US$1,600 per ounce).

The proposed amendments are subject to negotiation of a definitive agreement, which will require the approval of each of the Boards of Directors of Barrick and Goldcorp along with the lenders who provided project financing in respect of Pueblo Viejo. Any definitive agreement will also be subject to approval by the Congress of the Dominican Republic. The SLA will continue in full force and effect according to its present terms unless and until a definitive agreement is fully executed and approved.

The Government has also reiterated its commitment to facilitating the timely granting of permits and other requirements necessary for ongoing operations at Pueblo Viejo.

See the news releases attached hereto as Schedule A for a full description of the material change.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

Certain information contained or incorporated by reference in this report, including any information as to Barrick’s plans, constitutes “forward-looking statements”. See the Cautionary Statement on Forward-Looking Information included in the news release attached hereto as Schedule A for a description of certain factors that could cause actual results to differ materially from those projected in the forward-looking statements. Barrick disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

ITEM 6:	RELIANCE OF SUBSECTION 7.1(2) OR (3) of NATIONAL INSTRUMENT 51-102

Not applicable.

ITEM 7:	OMITTED INFORMATION

Not applicable.

ITEM 8:	EXECUTIVE OFFICER

For further information, please contact:

Sybil E. Veenman

Senior Vice President and General Counsel

(416) 861-9911

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ITEM 9:	DATE OF REPORT

May 17, 2013

Dated at Toronto, Ontario this 17th day of May, 2013.

By:	(signed) Sybil E. Veenman
Sybil E. Veenman
Senior Vice President and General Counsel

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SCHEDULE A

PRESS RELEASE – May 8, 2013

All amounts expressed in US dollars unless otherwise indicated

Barrick Announces Agreement in Principle on Amendments to Pueblo Viejo Special Lease Agreement

TORONTO – Barrick Gold Corporation (NYSE: ABX)(TSX: ABX) (Barrick) today reported that Pueblo Viejo Dominicana Corporation (PVDC) has reached an agreement in principle with the Government of the Dominican Republic (the Government) concerning amendments to the Pueblo Viejo Special Lease Agreement (SLA). The Pueblo Viejo mine is operated by PVDC, which is jointly owned by Barrick (60 percent) and Goldcorp (40 percent).

The agreement in principle comes after eight months of constructive discussions between PVDC and the Government. We are pleased to reach an agreement in principle that preserves the economic value of the Pueblo Viejo mine, while also addressing the fiscal objectives of the country, in a way that will provide stability for both parties moving forward.

PVDC is one of the largest foreign investors in the Dominican Republic and it is in the company’s long-term interest to support the economic stability and development of the country, where it will be operating for the next three decades.

If the proposed amendments are implemented and entered into force, revenues to the Government will be increased and brought forward via a number of proposed changes. To achieve this objective, amendments to the SLA, which will be mutually agreed upon by the parties, could include items such as the following:

•	Elimination of a 10 percent return embedded in the initial capital investment for the purposes of the NPI;
•	An extension to the period over which PVDC will recover its capital investment;
•	A delay of application of NPI deductions; and
•	A reduction in depreciation rates.

A graduated minimum tax will be established. The tax will be adjusted up or down based on metal prices. The annual minimum tax rate will be reset every three years and will be equivalent to 90 percent of the taxes that would have been payable by PVDC over the same period. The details for the implementation of the minimum tax are to be mutually determined by the parties.

Based on the proposed amendments, it is anticipated there will be an approximate 50/50 split of the expected cash flows from the mine between PVDC and the Government over the years 2013-2016. This would result in tax revenues to the Government of approximately $2.2 billion over this period at a gold price of $1,600 per ounce.

The economic benefit of these changes over the life of the mine to the Government is approximately $1.5 billion (net present value at 5 percent discount rate and $1,600 gold price assumption).

BARRICK GOLD CORPORATION	PRESS RELEASE

The proposed agreement also includes the following broad parameters consistent with the SLA:

•	Corporate income tax rate of 25 percent
•	Net smelter royalty (NSR) of 3.2 percent
•	Net profits tax (NPI) of 28.75 percent

The proposed amendments are subject to negotiation of a Definitive Agreement, which will require the approval of the Boards of Directors of Barrick and Goldcorp along with the project lenders. The Definitive Agreement will also be subject to approval by the Congress of the Dominican Republic. The SLA will continue in full force and effect according to its present terms unless and until the Definitive Agreement is fully executed and approved.

The Government has also reiterated its commitment to facilitating the timely granting of permits and other requirements necessary for ongoing operations at Pueblo Viejo.

Pueblo Viejo is a world-class, low-cost mine and is expected to contribute an average of 625,000-675,000 ounces of gold per year to Barrick in its first full five years of production at all-in sustaining costs of $500-$600 per ounce1. With an estimated mine life of more than 25 years, Pueblo Viejo will be a significant contributor to Barrick’s earnings and cash flow.

INVESTOR CONTACT: Greg Panagos Senior Vice President Investor Relations and Communications Telephone: +1 416 309-2943 Email: gpanagos@barrick.com	MEDIA CONTACT: Andy Lloyd Director Media Relations Telephone: +1 647 284-2252 Email: alloyd@barrick.com

1 Based on first full five year average and gold and WTI oil price assumptions of $1,700/oz and $90/bbl, respectively. Does not include escalation for future inflation.

BARRICK GOLD CORPORATION	PRESS RELEASE

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

Certain information contained or incorporated by reference in this press release, including any information as to our strategy, projects, plans or future financial or operating performance, constitutes “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “believe”, “expect”, “anticipate”, “contemplate”, “target”, “plan”, “intend”, “continue”, “budget”, “estimate”, “may”, “will”, “schedule” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Barrick, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: fluctuations in the spot and forward price of gold and copper or certain other commodities; changes in national and local government legislation, taxation, controls, regulations, expropriation or nationalization of property and political or economic developments in Canada, the United States, the Dominican Republic and other jurisdictions in which Barrick does or may carry on business in the future; litigation; diminishing quantities or grades of reserves; increased costs, delays, suspensions and technical challenges associated with the construction of capital projects; the impact of global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future cash flows; adverse changes in our credit rating; the impact of inflation; fluctuations in the currency markets; operating or technical difficulties in connection with mining or development activities; the speculative nature of mineral exploration and development, including the risks of obtaining necessary licenses and permits; risk of loss due to acts of war, terrorism, sabotage and civil disturbances; changes in U.S. dollar interest rates; risks arising from holding derivative instruments; business opportunities that may be presented to, or pursued by, Barrick; employee relations; and the availability and increased costs associated with mining inputs and labor. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion or copper cathode losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can affect our actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, us. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this press release are qualified by these cautionary statements. Specific reference is made to the most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities for a discussion of some of the factors underlying forward-looking statements.

Barrick disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

BARRICK GOLD CORPORATION	PRESS RELEASE